

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Steve Brassard
Director, Finance
ALR Technologies SG Pte. Ltd.
80 Robinson Road #02-00
Singapore 068898

> **Re: ALR Technologies SG Pte. Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed on August 5, 2022**
> **File No. 333-265166**

Dear Mr. Brassard:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Form F-4 filed August 5, 2022

Exhibit 23.1, page 1

1. Please advise your independent registered public accounting firm to provide an updated auditor consent.

Exhibits

2. We note your Option Agreement with your CEO, Sidney Chan, entered into on July 7, 2022. Please file this Option Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

3. Paragraph 7 of Exhibit 5.1 includes numerous inappropriate assumptions underlying the

opinion rendered. Please file a revised opinion that does not include those assumptions.

General

4. Please expand your revisions in response to prior comment 4 to clarify if you considered the tax consequences of the merger to your controlling and non-controlling shareholders.

 You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rick Guerisoli